Mail Stop 3561


									August 25, 2005




Mr. Jacob Holland
Vice President and Secretary
Anvil Holdings, Inc.
228 East 45th Street
New York, New York 10017


		RE:	Anvil Holdings, Inc.
			Form 10-K for Fiscal Year Ended January 29, 2005 Form 10-Q for Fiscal Quarter Ended April 30, 2005 Filed April 21, 2005 and June 14, 2005
			File No.  333-26999

Dear Mr. Holland:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 29, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Contractual Obligations and Commitments, page 16

1. Please add interest payments related to your long-term debt to the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19,
2003 available at www.sec.gov.

Item 9A. Controls and Procedures, page 18

2. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just
"significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

Notes to Consolidated Financial Statements

General

3. Please tell us in detail and disclose how you account for your "Gold Rewards" program, including the line item on the income statement where rewards under the program are included. Also tell us the basis in GAAP for your accounting and classification. Ensure your response addresses your consideration of EITFs 00-22 and 01-9, as applicable.

Item 15. Exhibits and Financial Statement Schedules, page 20

4. Please revise your Form 10-K to include your ratio of earning to fixed charges. Refer to Items 601(12) and 503(d) of Regulation S-K.

5. Please revise to include your Section 1350 certifications as
Exhibit 32, as required by Item 601(32) of Regulation S-K. Please similarly amend your Form 10-Q for the fiscal quarter ended April
30,
2005.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Jacob Holland
Anvil Holdings, Inc.
August 25, 2005
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